Exhibit 99.1

Consent of Independent Valuation Expert

We hereby consent to (1) the reference to our name (including under the heading “Experts”) and the description of our role in the valuation process with respect to the properties that we valued that are owned by Hartman vREIT XXI, Inc. (the “Company”) included in the Company's Registration Statement on Form S-11 (File No. 333–232308) and the prospectus included therein (the “Prospectus”) and any amendments thereto and (2) the disclosure in the Prospectus that the Company’s investment in real estate properties, directly and indirectly, was based in part on the estimated values of the properties that we have provided to the Company, as of the date presented.

May 4, 2022
By: /s/ Gilbert Herrera
Name: Gilbert Herrera
Title: Director Consulting Services